Exhibit 99.2

IESI-BFC Ltd.

Condensed Consolidated Balance Sheets

June 30, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	June 30, 2010	December 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$8,212	$4,991
Accounts receivable	131,127	111,839
Other receivables	478	546
Prepaid expenses	17,922	18,276
Restricted cash	425	382
Other assets	—	770
	158,164	136,804

OTHER RECEIVABLES	982	1,213

FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	8,180	8,102

INTANGIBLES (Note 7)	109,465	100,917

GOODWILL (Note 8)	640,308	630,470

LANDFILL DEVELOPMENT ASSETS	8,510	7,677

DEFERRED FINANCING COSTS	9,962	9,358

CAPITAL ASSETS	448,867	439,734

LANDFILL ASSETS	644,936	661,738

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,155	—

OTHER ASSETS	80	1,574
	$2,032,609	$1,997,587

LIABILITIES

CURRENT
Accounts payable	$59,607	$62,753
Accrued charges (Note 9)	76,044	70,572
Dividends payable	11,012	11,159
Income taxes payable	14,370	6,278
Deferred revenues	13,443	13,156
Landfill closure and post-closure costs (Note 10)	5,248	6,622
Other liabilities	6,412	8,312
	186,136	178,852

LONG-TERM DEBT	657,016	654,992

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	68,559	63,086

OTHER LIABILITIES	6,152	3,611

DEFERRED INCOME TAXES	88,275	81,500
	1,006,138	982,041

COMMITMENTS AND CONTINGENCIES (Note 14)

EQUITY (Note 11)

NON-CONTROLLING INTEREST	230,302	230,014

SHAREHOLDERS’ EQUITY
Common shares (authorized - unlimited, issued and outstanding - 82,382,757 (December 31, 2009 - 82,336,148)	1,083,839	1,082,950
Restricted shares (issued and outstanding - 225,000 (December 31, 2009 - 225,000)	(3,928)	(3,928)
Paid in capital	2,948	2,118
Deficit	(202,582)	(214,898)
Accumulated other comprehensive loss	(84,108)	(80,710)
Total shareholders’ equity	796,169	785,532
Total equity	1,026,471	1,015,546
	$2,032,609	$1,997,587

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

For the periods ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts)

	Three months ended		Six months ended
	2010	2009	2010	2009

REVENUES	$299,582	$253,700	$563,624	$477,593
EXPENSES
OPERATING	174,568	148,597	325,637	279,774
SELLING, GENERAL AND ADMINISTRATION	41,187	32,600	80,978	62,677
AMORTIZATION	43,096	41,154	82,613	78,756
NET (GAIN) LOSS ON SALE OF CAPITAL AND LANDFILL ASSETS	(369)	19	(431)	(115)
OPERATING INCOME	41,100	31,330	74,827	56,501
INTEREST ON LONG-TERM DEBT	8,244	8,766	16,181	18,395
NET FOREIGN EXCHANGE LOSS	24	93	54	177
NET GAIN ON FINANCIAL INSTRUMENTS	(1,208)	(1,701)	(1,750)	(1,171)
CONVERSION COSTS	—	115	—	115
OTHER EXPENSES	34	35	58	65
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	34,006	24,022	60,284	38,920
INCOME TAX EXPENSE (Note 13)
Current	8,515	4,239	16,193	6,743
Deferred	5,635	4,678	7,500	7,433
	14,150	8,917	23,693	14,176
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	21	—	46	—
NET INCOME	19,835	15,105	36,545	24,744

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(7,752)	12,525	(2,405)	7,643
Commodity swaps designated as cash flow hedges, net of income tax ($811) and ($695) (2009 - $389 and $465)	(1,506)	755	(1,339)	903
Settlement of commodity swaps designated as cash flow hedges, net of income tax ($8) and ($59) (2009 - ($11) and ($11))	(14)	(21)	(110)	(21)
COMPREHENSIVE INCOME	$10,563	$28,364	$32,691	$33,269

NET INCOME - CONTROLLING INTEREST	$17,489	$13,267	$32,223	$21,538
NET INCOME - NON-CONTROLLING INTEREST	$2,346	$1,838	$4,322	$3,206
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$9,313	$24,749	$28,825	$28,958
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$1,250	$3,615	$3,866	$4,311

Net income per weighted average share, basic	$0.21	$0.19	$0.39	$0.33
Net income per weighted average share, diluted	$0.21	$0.18	$0.39	$0.32
Weighted average number of shares outstanding (thousands), basic	82,383	70,809	82,363	65,414
Weighted average number of shares outstanding (thousands), diluted	93,431	81,946	93,431	76,551

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Cash Flows

For the periods ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. of America and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2010	2009	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,835	$15,105	$36,545	$24,744
Items not affecting cash
Restricted share expense	417	359	830	691
Write-off of landfill development assets	—	77	—	77
Accretion of landfill closure and post-closure costs (Note 10)	882	775	1,762	1,517
Amortization of intangibles	6,225	7,275	13,282	14,509
Amortization of capital assets	19,972	18,693	39,039	37,004
Amortization of landfill assets	16,899	15,186	30,292	27,243
Interest on long-term debt (deferred financing costs)	716	795	1,425	1,545
Net (gain) loss on sale of capital and landfill assets	(369)	19	(431)	(115)
Net gain on financial instruments	(1,208)	(1,701)	(1,750)	(1,171)
Deferred income taxes	5,635	4,678	7,500	7,433
Net loss from equity accounted investee	21	—	46	—
Landfill closure and post-closure expenditures (Note 10)	(1,167)	(1,129)	(1,552)	(2,355)
Changes in non-cash working capital items	13,338	6,324	(1,752)	4,930
Cash generated from operating activities	81,196	66,456	125,236	116,052
INVESTING
Acquisitions (Note 6)	(1,488)	(20,406)	(53,935)	(20,640)
Restricted cash deposits	(43)	—	(43)	—
Restricted cash withdrawals	—	—	—	82
Investment in other receivables	—	(41)	—	(1,278)
Proceeds from other receivables	145	113	284	225
Funded landfill post-closure costs	(75)	(302)	(85)	(381)
Purchase of capital assets	(20,757)	(25,181)	(34,659)	(37,840)
Purchase of landfill assets	(7,764)	(14,036)	(13,945)	(21,874)
Proceeds from the sale of capital and landfill assets	626	188	690	3,603
Investment in landfill development assets	(678)	(192)	(942)	(439)
Cash utilized in investing activities	(30,034)	(59,857)	(102,635)	(78,542)
FINANCING
Payment of deferred financing costs	(2,064)	(190)	(2,065)	(498)
Proceeds from long-term debt	19,097	90,365	99,865	116,774
Repayment of long-term debt	(55,134)	(218,423)	(94,025)	(346,384)
Common shares issued, net of issue costs	(6)	138,726	(12)	209,684
Purchase of restricted shares	—	(172)	—	(172)
Dividends paid to share and participating preferred shareholders	(11,364)	(16,714)	(22,584)	(18,640)
Cash utilized in financing activities	(49,471)	(6,408)	(18,821)	(39,236)
Effect of foreign currency translation on cash and cash equivalents	(901)	1,419	(559)	918
NET CASH INFLOW (OUTFLOW)	790	1,610	3,221	(808)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	7,422	9,520	4,991	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,212	$11,130	$8,212	$11,130

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,269	$10,046	$7,269	$10,046
Cash equivalents	943	1,084	943	1,084
	$8,212	$11,130	$8,212	$11,130
Cash paid during the period for:
Income taxes	$2,581	$2,927	$6,421	$2,562
Interest	$7,456	$10,102	$15,857	$19,613

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Equity

For the three months ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non- controlling interest	Total equity
March 31, 2010	$1,083,851	$(3,928)	$—	$2,531	$(210,057)	$(75,932)	$230,402	$1,026,867
Net income					17,489		2,346	19,835
Dividends					(10,014)		(1,350)	(11,364)
Restricted share expense				417				417
Common shares issued, net of issue costs and income tax	(12)							(12)
Foreign currency translation adjustment						(6,835)	(917)	(7,752)
Commodity swaps designated as cash flow hedges, net of income tax						(1,329)	(177)	(1,506)
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(12)	(2)	(14)
Balance at June 30, 2010	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$230,302	$1,026,471

	Common shares	Restricted shares	Treasury shares	Contributed surplus	Deficit	Accumulated other comprehensive (loss) income (Note 11)	Non- controlling interest	Equity
Balance at March 31, 2009	$940,582	$(3,756)	$—	$965	$(198,383)	$(108,802)	$228,912	$859,518
Net income					13,267		1,838	15,105
Dividends					(17,495)		(2,381)	(19,876)
Common shares issued net of issue costs and income tax	141,910							141,910
Restricted shares purchased		(172)						(172)
Restricted share expense				359				359
Foreign currency translation adjustment						10,842	1,683	12,525
Commodity swaps designated as cash flow hedges, net of income tax						658	97	755
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(18)	(3)	(21)
Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(202,611)	$(97,320)	$230,146	$1,010,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Equity

For the six months ended June 30, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non-controlling interest	Total equity
December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					32,223		4,322	36,545
Dividends					(19,907)		(2,677)	(22,584)
Restricted share expense				830				830
Common shares issued, net of issue costs and income tax	(12)							(12)
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	901						(901)	—
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(2,153)					(2,153)
Deferred compensation obligation			2,153					2,153
Foreign currency translation adjustment						(2,120)	(285)	(2,405)
Commodity swaps designated as cash flow hedges, net of income tax						(1,181)	(158)	(1,339)
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(97)	(13)	(110)
Balance at June 30, 2010	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$230,302	$1,026,471

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non-controlling interest	Total equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					21,538		3,206	24,744
Dividends					(31,014)		(4,617)	(35,631)
Restricted shares purchased		(172)						(172)
Restricted share expense				691				691
Common shares issued, net of issue costs and income tax	214,244							214,244
Common shares acquired by U.S. LTIP			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						6,653	990	7,643
Commodity swaps designated as cash flow hedges, net of income tax						785	118	903
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(18)	(3)	(21)
Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(202,611)	$(97,320)	$230,146	$1,010,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

IESI-BFC Ltd. (the “Company”) was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).  Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”) and continued operating as IESI-BFC Ltd.  On June 5, 2009, the Company commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009.

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars, however the Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  The Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  Once complete, the Company’s consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s condensed consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.  The resulting translation adjustments are included in other comprehensive income or loss.

3.              Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.  In the opinion of management, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements, except as indicated in Note 4.

4.     Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the significant accounting policies disclosed in Note 4 to the December 31, 2009 audited consolidated financial statements, except as indicated below.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

Investments in which the Company has joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, the Company records its initial investment at cost.  The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, the Company’s investment is also increased or decreased to reflect its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

The Company’s investment in its equity investee is with a related party and is recorded at fair value.  The Company has a fifty percent ownership interest in its equity investee.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  The Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its Board.  Certain matters are beyond the control of the Board and are resident with the investee’s shareholders.  These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transactions.  The Company incurred $15 and $36 of charges for the three and six months ended June 30, 2010 from its equity investee which were recorded as operating expenses.

5.              Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance does not have a significant impact on the Company’s financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.              Acquisitions

For the six months ended June 30, 2010, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of one waste management company in Canada, which constitutes a business.  The Company also acquired select waste collection assets from one waste management company in each of the U.S. south and U.S. northeast.  For the six months ended June 30, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and two in the U.S., each of which constitutes a business.

The Company considers these acquisitions to be “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial individually and in aggregate.  The allocations of certain purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the achievement of various business performance targets is also pending final adjustment.  Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded to the original purchase price allocation.

Consideration paid, and its preliminary allocation to the fair values of net assets acquired, is as follows:

	Six months ended June 30
	2010	2009

Consideration
Cash, including holdbacks (as applicable)	$50,677	$20,096

Net assets acquired
Accounts receivable	4,003	405
Intangibles (Note 7)	22,317	4,120
Goodwill (Note 8)	7,194	852
Capital assets	18,568	4,071
Landfill assets	—	16,027
Accounts payable	(1,405)	(608)
Landfill closure and post-closure costs	—	(4,771)
Total net assets acquired	$50,677	$20,096

Consideration by segment (including holdbacks (as applicable))
Canada	$48,783	$1,698
U.S. south	1,025	18,398
U.S. northeast	869	—
Total consideration	$50,677	$20,096

Goodwill recorded by segment
Canada	$7,194	$852
U.S. south	—	—
U.S. northeast	—	—
Total goodwill	$7,194	$852

Goodwill amounting to $7,194 (2009 - $852) is expected to be deductible for tax purposes.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

For the six months ended June 30, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada which are accounted for using the equity method of accounting.

The Company considers this acquisition to be a “tuck-in”.  Goodwill arising from this tuck-in acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately as these companies provide services that complement the Company’s waste services.

The allocation of the purchase price is absent final fair value adjustments.  Equity investment income from this acquisition has been included in the financial statements from its respective closing date.

Consideration paid for the Company’s fifty percent ownership interest in its equity investee and its allocation to the fair value of net assets acquired is as follows:

	June 30
	2010	2009

Consideration
Cash	$3,261	$—

Net assets acquired
Accounts receivable	253	—
Intangibles	1,936	—
Goodwill	1,073	—
Capital assets	1,542	—
Accounts payable	(276)	—
Long-term debt	(759)	—
Deferred income taxes	(508)	—
Total net assets acquired	$3,261	$—

The net book value of the underlying net assets of the equity investee was $784 at the date of acquisition.

For the three and six months ended June 30, 2010, aggregate cash consideration amounted to $1,423 and $53,693, respectively, (2009 - $20,096 and $20,096), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $65 (2009 - $310) and $242 (2009 - $544) for the three and six months ended June 30, 2010, respectively.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.              Intangibles

	June 30, 2010
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period for Additions

Customer collection contracts	$119,085	$105,038	$14,047	$7,506	5.00
Customer lists	111,938	42,812	69,126	3,688	5.33
Non-competition agreements	12,887	7,270	5,617	100	5.00
Transfer station permits	21,949	3,045	18,904	9,962	20.00
Trade-names	3,210	1,439	1,771	1,061	10.00
	$269,069	$159,604	$109,465	$22,317

	December 31, 2009			June 30, 2009
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period for Additions

Customer collection contracts	$110,648	$101,623	$9,025	$70	4.42
Customer lists	110,658	36,156	74,502	3,613	6.60
Non-competition agreements	13,503	6,714	6,789	437	5.00
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—
	$249,346	$148,429	$100,917	$4,120

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2010	$10,967
2011	21,173
2012	18,521
2013	16,114
2014	12,939
Thereafter	29,751
$109,465

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.              Goodwill

The following table outlines the changes in goodwill.

	June 30
	2010	2009

Goodwill, beginning of year	$630,470	$617,832
Goodwill recognized on acquisitions completed, during the period	7,194	852
Goodwill recognized in respect of prior period acquisitions, during the period	3,548	544
Foreign currency exchange adjustment, during the period	(904)	2,714
Goodwill, end of period	$640,308	$621,942

Goodwill amounting to $3,306 (2009 - $nil) in respect of contingent consideration was accrued for in the six months ending June 30, 2010.

The Company has not recognized any impairment of its goodwill in the three and six months ended June 30, 2010 or in the year ended December 31, 2009.  In addition, the Company has not disposed of any goodwill in these periods.

9.              Accrued Charges

Accrued charges are comprised of the following:

	June 30, 2010	December 31, 2009

Insurance	$19,853	$18,799
Payroll and related costs	16,903	19,531
Franchise and royalty fees	5,128	4,301
Interest	4,810	5,224
Provincial and state sales taxes	4,046	3,292
Acquisition and related costs	3,750	3,017
Environmental surcharges	4,818	4,349
Property taxes	1,453	336
Share based compensation	5,706	2,383
Other	9,577	9,340
Accrued charges	$76,044	$70,572

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.       Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

June 30, 2010
Fair value of legally restricted assets	$8,180
Undiscounted closure and post-closure costs	$435,462
Credit adjusted risk free rates - Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2010	$5,248
2011	6,997
2012	7,254
2013	6,726
2014	9,566
Thereafter	399,671
$435,462

	Three months ended June 30
	2010	2009

Landfill closure and post-closure costs, beginning of period	$72,458	$64,423
Provision for landfill closure and post-closure costs, during the period	2,154	1,759
Accretion of landfill closure and post-closure costs , during the period	882	775
Landfill closure and post-closure expenditures, during the period	(1,167)	(1,129)
Landfill closure and post-closure costs acquired, during the period	—	4,771
Revisions to estimated cash flows, during the period	—	411
Foreign currency translation adjustment, during the period	(520)	877
	73,807	71,887
Less current portion of landfill closure and post-closure costs	5,248	8,380
Landfill closure and post-closure costs, end of period	$68,559	$63,507

	Six months ended June 30
	2010	2009

Landfill closure and post-closure costs, beginning of year	$69,708	$58,067
Provision for landfill closure and post-closure costs, during the period	4,066	10,233
Accretion of landfill closure and post-closure costs , during the period	1,762	1,517
Landfill closure and post-closure expenditures, during the period	(1,552)	(2,355)
Disposal of landfill closure and post-closure costs, during the period	—	(1,386)
Landfill closure and post-closure costs acquired, during the period	—	4,771
Revisions to estimated cash flows, during the period	—	411
Foreign currency translation adjustment, during the period	(177)	629
	73,807	71,887
Less current portion of landfill closure and post-closure costs	5,248	8,380
Landfill closure and post-closure costs, end of period	$68,559	$63,507

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Equity

Common Shares

On July 2, 2010, the Company completed its acquisition of Waste Services, Inc. (“WSI”) and issued 27,971 of its commons shares in connection with the acquisition, details of which are included in Note 19.

On March 6, 2009, the Company closed its public offering of 8,500 common shares for Canadian dollar (“C$”) 9.50 per share, for total gross proceeds of C$80,750.  The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility.  On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility.  Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500.  The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility.  Aggregate equity issue costs amounted to $10,750 and the related tax effect thereon totaled $3,171.

Accumulated other comprehensive (loss) income

	Foreign currency translation adjustment	Commodity swaps designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive (loss) income
Three months ended June 30, 2010
Balance, beginning of period	$(76,824)	$892	$(75,932)
Change, during the period	(6,835)	(1,341)	(8,176)
Balance, end of period	$(83,659)	$(449)	$(84,108)

Three months ended June 30, 2009
Balance, beginning of period	$(107,669)	$(1,133)	$(108,802)
Change, during the period	10,842	640	11,482
Balance, end of period	$(96,827)	$(493)	$(97,320)

	Foreign currency translation adjustment	Commodity swaps designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive (loss) income
Six months ended June 30, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	(2,120)	(1,278)	(3,398)
Balance, end of period	$(83,659)	$(449)	$(84,108)

Six months ended June 30, 2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the period	6,653	767	7,420
Balance, end of period	$(96,827)	$(493)	$(97,320)

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Non-controlling interest

For the six months ended June 30, 2010, 47 (June 30, 2009 — nil) PPS equivalents were exchanged for shares of the Company.

Pursuant to certain mandatory PPS exchange provisions, the Company expects all remaining outstanding PPSs will be exchanged for 11,048 common shares of the Company prior to December 31, 2010.  Assuming the exchange of all PPS’s, at June 30, 2010, the Company will have 93,431 common shares issued and outstanding in aggregate.  Including the 27,971 common shares issued in connection with the WSI acquisition on July 2, 2010 (Note 19), and excluding the exercise of both options and warrants assumed in connection with that acquisition, the Company will have 121,402 common shares issued and outstanding in aggregate.

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at June 30, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Net income	$19,835	$15,105	$36,545	$24,744
Net income attributable to common shareholders	$17,489	$13,267	$32,223	$21,538

Weighted average number of shares, basic	82,383	70,809	82,363	65,414
Dilutive effect of PPS equivalents(9)	11,048	11,137	11,068	11,137
Weighted average number of shares, diluted	93,431	81,946	93,431	76,551

Net income per weighted average share, basic	$0.21	$0.19	$0.39	$0.33
Net income per weighted average share, diluted	$0.21	$0.18	$0.39	$0.32

Note:

(9)          PPSs issued by IESI Corporation (“IESI”) are exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares issuable by the Company upon each PPS exchange.

12.       Share Based Compensation

Compensation expense resulting from fair value changes in share options and recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three and six months ended June 30, 2010 amounted to $2,679 and $3,440, respectively (2009 — $567 and $584, respectively).  In addition, as of June 30, 2010, unrecognized compensation cost for share based compensation totaled $1,591 (December 31, 2009 - $1,780).  At June 30, 2010, $5,706 (December 31, 2009 - $2,383) is accrued.

Restricted share expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three and six months ended June 30, 2010 amounted to $417 and $830, respectively (2009 - $359 and $691, respectively).

The Company assumed WSI’s stock incentive plans on the closing of the acquisition.  Accordingly, the Company is obligated to issue a maximum of 505 common shares as a result of the WSI stock option plans assumed on closing.  The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016.  The exercise prices for these options range from $7.42 to $18.93.

In addition, the Company assumed WSI’s warrants which were unexercised and outstanding on the closing of the acquisition.  Accordingly, the Company assumed warrants to issue 194 common shares at an exercise price of C13.89 per share.  These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family.  These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.       Income Tax Expense

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes for the three and six months ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Income before income taxes and net loss from equity accounted investee
Canada	$18,826	$15,160	$33,787	$25,272
U.S.	15,180	8,862	26,497	13,648
	$34,006	$24,022	$60,284	$38,920

Current income tax expense
Canada	$7,563	$3,014	$14,302	$4,447
U.S.	952	1,225	1,891	2,296
	8,515	4,239	16,193	6,743
Deferred income tax (recovery) expense
Canada	(329)	2,239	(2,895)	4,197
U.S.	5,964	2,439	10,395	3,236
	5,635	4,678	7,500	7,433
	$14,150	$8,917	$23,693	$14,176

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at June 30, 2010 and 2009.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.

14.       Commitments and Contingencies

On November 11, 2009, the Company executed a merger agreement with Waste Services, Inc. (“WSI”).  Had the merger agreement terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI’s Board of Directors or an intentional breach by WSI, WSI would have been required to pay the Company a termination fee of $11,000, plus all out-of-pocket costs up to a maximum of $3,500 for professional and advisory services and other expenses reasonably incurred by the Company in connection with the merger.  Upon termination of the merger agreement by WSI resulting from the Company’s intentional breach of the merger agreement, the Company would have been required to pay WSI the amount of $11,000 plus an amount equal to all out-of-pocket costs up to $3,500 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger.  The Company or WSI may have been required to pay an expense reimbursement amount of up to $3,500 due to other specified circumstances.  The Company consummated the transaction with WSI, as further outlined in Note 19, on July 2, 2010, which relieves the Company and WSI of these commitments.

On June 23, 2010, the Company entered into a Closing Agreement with the credit parties to its Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”).  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and to certain arrangements regarding funding of the WSI acquisition at closing.  As consideration for entering into the Closing Agreement, the Company incurred a ticking fee equal to 72.5 basis points per annum calculated on the total commitment available under the Canadian facility, C$525,000.  The ticking fee was calculated daily and was payable from the date of the Closing Agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

On June 14, 2010, the Company entered into a Closing Agreement with the credit parties to our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  The purpose of entering into this agreement is consistent with the purpose outlined above for the Company’s Canadian facility.  As consideration for entering into the Closing Agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total commitment available under the U.S. facility, $950,000.  The ticking fee was calculated daily and was payable from the date of the Closing Agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

15.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or liabilities on the Company’s consolidated balance sheet.

	June 30, 2010	December 31, 2009
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$—	$362
Long-term - commodity swaps	$80	$279

Derivatives designated in a hedging relationship
Current - commodity swaps	$—	$408
Long-term - commodity swaps	$—	$1,295

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$6,167	$8,312
Long-term - interest rate swaps	$3,427	$3,611

Derivatives designated in a hedging relationship
Current - commodity swaps	$245	$—
Long-term - commodity swaps	$255	$—

The following table outlines the hierarchical measurement categories for various financial assets and liabilities, recorded at fair value, at June 30, 2010:

	June 30, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$8,212	$—	$—	$8,212
Funded landfill post-closure costs	$8,180	$—	$—	$8,180
Other assets - commodity swaps	$—	$—	$80	$80
Other liabilities - commodity swaps (designated in a hedging relationship)	$—	$—	$(500)	$(500)
Other liabilities - interest rate swaps	$—	$(9,594)	$—	$(9,594)
	$16,392	$(9,594)	$(420)	$6,378

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets - commodity swaps	$—	$—	$641	$641
Other liabilities - interest rate swaps	$—	$(11,923)	$—	$(11,923)
	$13,093	$(11,923)	$2,344	$3,514

The following table outlines the change in fair value for Level 3 inputs for the periods ended June 30, 2010 and 2009:

	Three months ended June 30
Significant unobservable inputs (Level 3)	2010	2009

Balance, beginning of period	$2,225	$(1,667)
Realized losses included in the statement of operations, during the period	(2)	—
Unrealized losses included in the statement of operations, during the period	(299)	—
Unrealized (losses) gains included in accumulated other comprehensive (loss) income, during the period	(2,339)	1,112
Settlements	2	—
Foreign currency translation adjustment	(7)	—
Balance, end of period	$(420)	$(555)

	Six months ended June 30
Significant unobservable inputs (Level 3)	2010	2009

Balance, beginning of year	$2,344	$(1,891)
Realized losses included in the statement of operations, during the period	(28)	—
Unrealized losses included in the statement of operations, during the period	(567)	—
Unrealized (losses) gains included in accumulated other comprehensive (loss) income, during the period	(2,203)	1,336
Settlements	28	—
Foreign currency translation adjustment	6	—
Balance, end of period	$(420)	$(555)

Fair value

Funded landfill post-closure cost deposits are invested in bankers acceptances (“BAs”) offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared.  In addition, the

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Hedge accounting

The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income (loss), net of the related income tax effect, for the three and six months ended June 30, 2010.

	Three months ended June 30
	2010	2009

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive (loss) income, net of income tax	$(1,506)	$755

	Six months ended June 30
	2010	2009

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive (loss) income, net of income tax	$(1,339)	$903

At June 30, 2010, commodity swaps accounted for as cash flow hedges were determined to be highly effective.  Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise.  The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $245 (December 31, 2009 - $787).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Interest rate and commodity swaps

The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

in other assets on the Company’s condensed consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following interest rate swaps and commodity swaps as outlined in the tables below:

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Fuel hedges - U.S. segments

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges - Canadian segment

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

	June 30, 2010
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$8,608	$5,747	$2,861	$—	$—
Commodity swaps	$1,994	$466	$1,528	$—	$—

Amounts recorded to net gain on financial instruments for the six months ended June 30, 2010 total ($1,750) (2009 — ($1,171)), in aggregate.  The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $12 (2009 — $72), interest rate swaps ($2,329) (2009 — ($1,243)) and fuel hedges $567 (2009 - $nil).

16.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location limits the volume and amount of transactions between them.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies in the audited consolidated financial statements for the year ended December 31, 2009 (Note 4).  U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administration expenses.  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Revenues
Canada	$117,697	$87,188	$217,792	$158,171
U.S. south	93,406	83,899	181,206	163,946
U.S. northeast	88,479	82,613	164,626	155,476
	$299,582	$253,700	$563,624	$477,593

Revenues less operating and selling, general and administration expenses
Canada	$36,473	$30,584	$69,044	$54,541
U.S. south	24,142	20,719	46,323	41,811
U.S. northeast	23,212	21,200	41,642	38,790
	$83,827	$72,503	$157,009	$135,142

Amortization
Canada	$15,866	$12,918	$30,399	$24,251
U.S. south	12,322	12,252	24,040	23,663
U.S. northeast	14,908	15,984	28,174	30,842
	$43,096	$41,154	$82,613	$78,756

Net (gain) loss on sale of capital and landfill assets	$(369)	$19	$(431)	$(115)

Operating income	$41,100	$31,330	$74,827	$56,501

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	June 30, 2010
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$66,174	$171,922	$402,212	$640,308
Capital assets	$173,531	$172,207	$103,129	$448,867
Landfill assets	$166,039	$138,615	$340,282	$644,936
Total Assets	$530,006	$540,679	$961,924	$2,032,609

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$59,884	$168,374	$402,212	$630,470
Capital assets	$161,513	$172,298	$105,923	$439,734
Landfill assets	$175,154	$140,027	$346,557	$661,738
Total Assets	$487,506	$540,747	$969,334	$1,997,587

17.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

As part of a Host Community Agreement (“HCA”) between the Company and the Town of Seneca Falls, New York, the Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the Seneca Meadows landfill based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of June 30, 2010, the Company has not been required to compensate any homeowner under the PVPP.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the condensed consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

18.       Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

19.       Subsequent Events

Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI.  All WSI common stock outstanding was cancelled and extinguished and automatically converted into the right to receive 0.5833 shares of the Company’s common shares, which represents 27,971 common shares of the Company, and cash payable in lieu of fractional shares. Total consideration, excluding share issue costs, all of which are not fully known at this time,  is comprised of common shares $551,867, cash consideration paid by the Company for fractional shares, $2, and the fair value of warrants and options assumed by the Company on closing, $4,950.

The Company executed the transaction pursuant to its strategy of growth through acquisition.  Specifically, the Company believes that the acquisition will provide it with the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables the Company to increase its internalization in its Canadian and U.S. northeast markets.  The acquisition of WSI is expected to create annual synergies and cash flow and earnings per share accretion, which the Company expects will enhance short-term and long-term returns to shareholders.

An independent firm has been engaged to assist management in preparing the purchase price allocation. The purchase price allocations are preliminary and do not reflect final fair value amounts for the assets acquired and liabilities assumed.  The preliminary purchase price allocation is as follows:

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consideration
Common shares	$551,867
Cash for fractional shares	2
Warrants and stock options assumed	4,950
Total consideration	$556,819

Net assets acquired
Cash	$4,057
Accounts receivable	59,711
Prepaids and other current assets	11,683
Intangibles	196,329
Goodwill	468,461
Capital assets	234,000
Landfill assets	195,057
Other assets	1,703
Accounts payable	(25,178)
Accrued charges and other current liabilities	(60,931)
Long-term debt	(394,318)
Landfill closure and post-closure costs	(18,940)
Other liabilities	(4,132)
Deferred income taxes	(110,683)
Total net assets acquired	$556,819

The fair value of assets held for sale, as required by a consent agreement the Company reached with the Canadian Competition Bureau, is not determinable at this time as the Company’s process to divest of these assets is in its preliminary stages.  Accordingly, the fair value of assets held for sale has not been presented separately in the preliminary purchase price equation presented above.

The following unaudited pro forma results of operations assume that the Company’s acquisition of WSI, acquired July 2, 2010, occurred as of January 1, 2010 and January 1, 2009 and reflect the divestitures required by the consent agreement with the Canadian Competition Bureau:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$422,305	$357,083	$801,159	$672,923
Net income	$17,567	$17,212	$37,504	$29,281
Net income per weighted average share, basic and diluted	$0.14	$0.16	$0.31	$0.28

The unaudited pro forma results may not be indicative of the results of operations that would have occurred if the transaction had been in effect on January 1, 2010 and 2009 or of the operating results which may be realized in the future.

Transaction costs included in selling, general and administration expenses for the six months ended June 30, 2010 are approximately $4,100.  Additional transaction costs are expected to be incurred in future periods.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into the Canadian facility on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased the Company’s availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when BFI’s funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when BFI’s funded debt to EBITDA is below 2.0 times.  The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over BAs for borrowing on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.

Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility.  The financial covenant referred to above in the Canadian facility section was similarly modified in the trust indenture.  While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered the U.S. facility on behalf of IESI, a wholly owned subsidiary of the Company.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinance existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed amounts under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.  The Company is not required to comply with this condition until October 2010.

Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

20.       Reconciliation of U.S. to Canadian GAAP

The condensed consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).  The effects of significant accounting differences and certain disclosure differences on the Company’s financial statements are quantified and described in the following tables and notes for the periods presented.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Balance Sheet

June 30, 2010 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
ASSETS

CURRENT
Cash and cash equivalents	$8,212	$425	A	$8,637
Accounts receivable	131,127	—		131,127
Other receivables	478	—		478
Prepaid expenses	17,922	—		17,922
Restricted cash	425	(425)	A	—
	158,164	—		158,164

OTHER RECEIVABLES	982	—		982
FUNDED LANDFILL POST-CLOSURE COSTS	8,180	—		8,180
INTANGIBLES	109,465	—		109,465
GOODWILL	640,308	—		640,308
LANDFILL DEVELOPMENT ASSETS	8,510	—		8,510
DEFERRED FINANCING COSTS	9,962	(9,962)	B	—
CAPITAL ASSETS	448,867	(113)	D	448,754
LANDFILL ASSETS	644,936	(12,803)	D	632,133
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,155	—		3,155
OTHER ASSETS	80	—		80
	$2,032,609	$(22,878)		$2,009,731

LIABILITIES

CURRENT
Accounts payable	$59,607	$—		$59,607
Accrued charges	76,044	(5,706)	C	71,441
		1,103	C
Dividends payable	11,012	—		11,012
Income taxes payable	14,370	—		14,370
Deferred revenues	13,443	—		13,443
Current portion of long-term debt				—
Landfill closure and post-closure costs	5,248	—		5,248
Other liabilities	6,412	—		6,412
	186,136	(4,603)		181,533

LONG-TERM DEBT	657,016	—		657,016
LANDFILL CLOSURE AND POST-CLOSURE COSTS	68,559	—		68,559
OTHER LIABILITIES	6,152	—		6,152
DEFERRED INCOME TAXES	88,275	(3,453)	B	80,118
		(4,704)	D
	1,006,138	(12,760)		993,378

EQUITY
NON-CONTROLLING INTEREST	230,302	(2,193)	E	228,109

SHAREHOLDERS’ EQUITY	796,169	(6,509)	B	788,244
		5,706	C
		(1,103)	C
		(8,212)	D
		2,193	E
	1,026,471	(10,118)		1,016,353
	$2,032,609	$(22,878)		$2,009,731

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Balance Sheet

December 31, 2009 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
ASSETS

CURRENT
Cash and cash equivalents	$4,991	$382	A	$5,373
Accounts receivable	111,839	—		111,839
Other receivables	546	—		546
Prepaid expenses	18,276	—		18,276
Restricted cash	382	(382)	A	—
Other assets	770	—		770
	136,804	—		136,804

OTHER RECEIVABLES	1,213	—		1,213
FUNDED LANDFILL POST-CLOSURE COSTS	8,102	—		8,102
INTANGIBLES	100,917	—		100,917
GOODWILL	630,470	—		630,470
LANDFILL DEVELOPMENT ASSETS	7,677	—		7,677
DEFERRED FINANCING COSTS	9,358	(9,358)	B	—
CAPITAL ASSETS	439,734	(85)	D	439,649
LANDFILL ASSETS	661,738	(12,358)	D	649,380
OTHER ASSETS	1,574	—		1,574
	$1,997,587	$(21,801)		$1,975,786

LIABILITIES

CURRENT
Accounts payable	$62,753	$—		$62,753
Accrued charges	70,572	(2,383)	C	68,189
Dividends payable	11,159	—		11,159
Income taxes payable	6,278	—		6,278
Deferred revenues	13,156	—		13,156
Landfill closure and post-closure costs	6,622	—		6,622
Other liabilities	8,312	—		8,312
	178,852	(2,383)		176,469

LONG-TERM DEBT	654,992	—		654,992
LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,086	—		63,086
OTHER LIABILITIES	3,611	—		3,611
DEFERRED INCOME TAXES	81,500	(3,337)	B	73,630
		(4,533)	D
	982,041	(10,253)		971,788

EQUITY
NON-CONTROLLING INTEREST	230,014	(2,362)	E	227,652

SHAREHOLDERS’ EQUITY	785,532	(6,021)	B	776,346
		2,383	C
		(7,910)	D
		2,362	E
	1,015,546	(11,548)		1,003,998
	$1,997,587	$(21,801)		$1,975,786

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars, except per share and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the three months ended June 30, 2010 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$299,582	$—		$299,582
EXPENSES
OPERATING	174,568	—		174,568
SELLING, GENERAL AND ADMINISTRATION	41,187	(2,679)	C	39,639
		1,131	C
AMORTIZATION	43,096	(269)	D	42,827
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(369)	—		(369)
OPERATING INCOME	41,100	1,817		42,917
INTEREST ON LONG-TERM DEBT	8,244	(716)	B	8,014
		486	D
FINANCING COSTS	—	2,064	B	2,064
NET FOREIGN EXCHANGE LOSS	24	—		24
NET GAIN ON FINANCIAL INSTRUMENTS	(1,208)	—		(1,208)
OTHER EXPENSES	34	—		34
INCOME BEFORE INCOME TAXES AND NET LOSS FROM EQUITY
ACCOUNTED INVESTEE	34,006	(17)		33,989
INCOME TAX EXPENSE
Current	8,515			8,515
Deferred	5,635	(384)	B	5,170
		(81)	D
	14,150	(465)		13,685
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	21	—		21
NET INCOME	19,835	448		20,283

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(7,752)	(90)	B	(7,842)
Commodity swaps designated as cash flow hedges, net of income tax	(1,506)	—		(1,506)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(14)	—		(14)
COMPREHENSIVE INCOME	$10,563	$358		$10,921

NET INCOME - CONTROLLING INTEREST	$17,489	$395		$17,884
NET INCOME - NON-CONTROLLING INTEREST	$2,346	$53		$2,399
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$9,313	$316		$9,629
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$1,250	$42		$1,292

Net income per weighted average share, basic and diluted	$0.21	$0.01		$0.22
Weighted average number of shares outstanding (thousands), basic	82,383	(225)		82,158
Weighted average number of shares outstanding (thousands), diluted	93,431	(225)		93,206

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars, except per share and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the six months ended June 30, 2010 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$563,624	$—		$563,624
EXPENSES
OPERATING	325,637	—		325,637
SELLING, GENERAL AND ADMINISTRATION	80,978	(3,440)	C	78,669
		1,131	C
AMORTIZATION	82,613	(473)	D	82,140
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(431)			(431)
OPERATING INCOME	74,827	2,782		77,609
INTEREST ON LONG-TERM DEBT	16,181	(1,425)	B	15,719
		963	D
FINANCING COSTS	—	2,065	B	2,065
NET FOREIGN EXCHANGE LOSS	54	—		54
NET GAIN ON FINANCIAL INSTRUMENTS	(1,750)	—		(1,750)
OTHER EXPENSES	58	—		58
INCOME BEFORE INCOME TAXES AND NET LOSS FROM EQUITY
ACCOUNTED INVESTEE	60,284	1,179		61,463
INCOME TAX EXPENSE
Current	16,193	—		16,193
Deferred	7,500	(125)	B	7,198
		(177)	D
	23,693	(302)		23,391
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	46	—		46
NET INCOME	36,545	1,481		38,026

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,405)	(51)	B	(2,456)
Commodity swaps designated as cash flow hedges, net of income tax	(1,339)	—		(1,339)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(110)	—		(110)
COMPREHENSIVE INCOME	$32,691	$1,430		$34,121

NET INCOME - CONTROLLING INTEREST	$32,223	$1,306		$33,529
NET INCOME - NON-CONTROLLING INTEREST	$4,322	$175		$4,497
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$28,825	$1,261		$30,086
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$3,866	$169		$4,035

Net income per weighted average share, basic and diluted	$0.39	$0.02		$0.41
Weighted average number of shares outstanding (thousands), basic	82,363	(225)		82,138
Weighted average number of shares outstanding (thousands), diluted	93,431	(225)		93,206

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the three months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$253,700	$—		$253,700
EXPENSES
OPERATING	148,597	—		148,597
SELLING, GENERAL AND ADMINISTRATION	32,600	(567)	C	32,033
AMORTIZATION	41,154	(266)	D	40,888
NET LOSS ON SALE OF CAPITAL ASSETS	19	—		19
OPERATING INCOME	31,330	833		32,163
INTEREST ON LONG-TERM DEBT	8,766	(795)	B	8,554
		583	D
FINANCING COSTS	—	190	B	190
NET FOREIGN EXCHANGE LOSS	93	—		93
NET GAIN ON FINANCIAL INSTRUMENTS	(1,701)	—		(1,701)
CONVERSION COSTS	115	—		115
OTHER EXPENSES	35	—		35
INCOME BEFORE INCOME TAXES	24,022	855		24,877
INCOME TAX EXPENSE
Current	4,239	—		4,239
Deferred	4,678	206	B	4,767
		(117)	D
	8,917	89		9,006
NET INCOME	15,105	766		15,871

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	12,525	(120)	B,D	12,405
Commodity swaps designated as cash flow hedges, net of income tax	755	—		755
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(21)	—		(21)
COMPREHENSIVE INCOME	$28,364	$646		$29,010

NET INCOME - CONTROLLING INTEREST	$13,267	$669		$13,936
NET INCOME - NON-CONTROLLING INTEREST	$1,838	$97		$1,935
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$24,749	$565		$25,314
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$3,615	$81		$3,696

Net income per weighted average share, basic	$0.19	$0.01		$0.20
Net income per weighted average share, diluted	$0.18	$0.01		$0.19
Weighted average number of shares outstanding (thousands), basic	70,809	(225)		70,584
Weighted average number of shares outstanding (thousands), diluted	81,946	(225)		81,721

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the six months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$477,593	$—		$477,593
EXPENSES
OPERATING	279,774	—		279,774
SELLING, GENERAL AND ADMINISTRATION	62,677	(584)	C	62,093
AMORTIZATION	78,756	(477)	D	78,279
NET GAIN ON SALE OF CAPITAL ASSETS	(115)	—		(115)
OPERATING INCOME	56,501	1,061		57,562
INTEREST ON LONG-TERM DEBT	18,395	(1,545)	B	17,757
		907	D
FINANCING COSTS	—	498	B	498
NET FOREIGN EXCHANGE LOSS	177	—		177
NET GAIN ON FINANCIAL INSTRUMENTS	(1,171)	—		(1,171)
CONVERSION COSTS	115	—		115
OTHER EXPENSES	65	—		65
INCOME BEFORE INCOME TAXES	38,920	1,201		40,121
INCOME TAX EXPENSE
Current	6,743	—		6,743
Deferred	7,433	388	B	7,664
		(157)	D
	14,176	231		14,407
NET INCOME	24,744	970		25,714

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	7,643	(76)	B,D	7,567
Commodity swaps designated as cash flow hedges, net of income tax	903	—		903
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(21)	—		(21)
COMPREHENSIVE INCOME	$33,269	$894		$34,163

NET INCOME - CONTROLLING INTEREST	$21,538	$844		$22,382
NET INCOME - NON-CONTROLLING INTEREST	$3,206	$126		$3,332
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$28,958	$778		$29,736
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$4,311	$116		$4,427

Net income per weighted average share, basic and diluted	$0.33	$0.01		$0.34
Net income per weighted average share, diluted	$0.32	$0.02		$0.34
Weighted average number of shares outstanding (thousands), basic	65,414	(225)		65,189
Weighted average number of shares outstanding (thousands), diluted	76,551	(225)		76,326

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the three months ended June 30, 2010 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,835	$448		$20,283
Items not affecting cash
Restricted share expense	417	—		417
Accretion of landfill closure and post-closure costs	882	—		882
Amortization of intangibles	6,225	—		6,225
Amortization of capital assets	19,972	(1)	D	19,971
Amortization of landfill assets	16,899	(268)	D	16,631
Interest on long-term debt (deferred financing costs)	716	(716)	B	—
Net gain on sale of capital and landfill assets	(369)	—		(369)
Net gain on financial instruments	(1,208)	—		(1,208)
Deferred income taxes	5,635	(465)	B,D	5,170
Net loss from equity accounted investee	21	—		21
Landfill closure and post-closure expenditures	(1,167)	—		(1,167)
Changes in non-cash working capital items	13,338	(2,679)	C	11,790
		1,131	C
Cash generated from operating activities	81,196	(2,550)		78,646
INVESTING
Acquisitions	(1,488)	—		(1,488)
Restricted cash deposits	(43)	43	A	—
Proceeds from other receivables	145	—		145
Funded landfill post-closure costs	(75)	—		(75)
Purchase of capital assets	(20,757)	7	D	(20,750)
Purchase of landfill assets	(7,764)	479	D	(7,285)
Proceeds from the sale of capital and landfill assets	626	—		626
Investment in landfill development assets	(678)	—		(678)
Cash utilized in investing activities	(30,034)	529		(29,505)
FINANCING
Payment of deferred financing costs	(2,064)	2,064	B	—
Proceeds from long-term debt	19,097	—		19,097
Repayment of long-term debt	(55,134)	—		(55,134)
Common share issue costs	(6)	—		(6)
Dividends paid to share and participating preferred shareholders	(11,364)	—		(11,364)
Cash utilized in financing activities	(49,471)	2,064		(47,407)
Effect of reporting currency translation on cash and cash equivalents	(901)			(901)
NET CASH INFLOW	790	43		833
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,422	382	A	7,804
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,212	$425		$8,637
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,269	$425	A	$7,694
Cash equivalents	943	—		943
	$8,212	$425		$8,637
Cash paid during the period for:
Income taxes	$2,581	$—		$2,581
Interest	$7,456	$—		$7,456

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2010 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$36,545	$1,481		$38,026
Items not affecting cash
Restricted share expense	830	—		830
Accretion of landfill closure and post-closure costs	1,762	—		1,762
Amortization of intangibles	13,282	—		13,282
Amortization of capital assets	39,039	(2)	D	39,037
Amortization of landfill assets	30,292	(471)	D	29,821
Interest on long-term debt (deferred financing costs)	1,425	(1,425)	B	—
Net gain on sale of capital and landfill assets	(431)	—		(431)
Net gain on financial instruments	(1,750)	—		(1,750)
Deferred income taxes	7,500	(302)	B,D	7,198
Net loss from equity accounted investee	46	—		46
Landfill closure and post-closure expenditures	(1,552)	—		(1,552)
Changes in non-cash working capital items	(1,752)	(3,440)	C	(4,061)
		1,131	C
Cash generated from operating activities	125,236	(3,028)		122,208
INVESTING
Acquisitions	(53,935)	—		(53,935)
Restricted cash deposits	(43)	43	A	—
Proceeds from other receivables	284	—		284
Funded landfill post-closure costs	(85)	—		(85)
Purchase of capital assets	(34,659)	32	D	(34,627)
Purchase of landfill assets	(13,945)	931	D	(13,014)
Proceeds from the sale of capital and landfill assets	690	—		690
Investment in landfill development assets	(942)	—		(942)
Cash utilized in investing activities	(102,635)	1,006		(101,629)
FINANCING
Payment of deferred financing costs	(2,065)	2,065	B	—
Proceeds from long-term debt	99,865	—		99,865
Repayment of long-term debt	(94,025)	—		(94,025)
Common share issue costs	(12)	—		(12)
Dividends paid to share and participating preferred shareholders	(22,584)	—		(22,584)
Cash utilized in financing activities	(18,821)	2,065		(16,756)
Effect of reporting currency translation on cash and cash equivalents	(559)			(559)
NET CASH INFLOW	3,221	43		3,264
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	382	A	5,373
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,212	$425		$8,637
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,269	$425	A	$7,694
Cash equivalents	943	—		943
	$8,212	$425		$8,637
Cash paid during the period for:
Income taxes	$6,421	$—		$6,421
Interest	$15,857	$—		$15,857

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the three months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$15,105	$766		$15,871
Items not affecting cash
Restricted share or trust unit expense	359	—		359
Write-off of landfill development assets	77	—		77
Accretion of landfill closure and post-closure costs	775	—		775
Amortization of intangibles	7,275	—		7,275
Amortization of capital assets	18,693	—		18,693
Amortization of landfill assets	15,186	(266)	D	14,920
Interest on long-term debt (deferred financing costs)	795	(795)	B	—
Net loss on sale of capital assets	19	—		19
Net gain on financial instruments	(1,701)	—		(1,701)
Deferred income taxes	4,678	89	B,D	4,767
Landfill closure and post-closure expenditures	(1,129)	—		(1,129)
Changes in non-cash working capital items	6,324	(567)	C	5,757
Cash generated from operating activities	66,456	(773)		65,683
INVESTING
Acquisitions	(20,406)	—		(20,406)
Investment in other receivables	(41)	—		(41)
Proceeds from other receivables	113	—		113
Funded landfill post-closure costs	(302)	—		(302)
Purchase of capital assets	(25,181)	7	D	(25,174)
Purchase of landfill assets	(14,036)	576	D	(13,460)
Proceeds from the sale of capital and landfill assets	188	—		188
Investment in landfill development assets	(192)	—		(192)
Cash utilized in investing activities	(59,857)	583		(59,274)
FINANCING
Payment of deferred financing costs	(190)	190	B	—
Proceeds from long-term debt	90,365	—		90,365
Repayment of long-term debt	(218,423)	—		(218,423)
Common shares issued, net of issue costs	138,726	—		138,726
Purchase of restricted shares	(172)	—		(172)
Dividends paid to share and participating preferred shareholders	(16,714)	—		(16,714)
Cash utilized in financing activities	(6,408)	190		(6,218)
Effect of reporting currency translation on cash and cash equivalents	1,419	—		1,419
NET CASH INFLOW	1,610	—		1,610
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,520	—		9,520
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$—		$11,130
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,046	$—		$10,046
Cash equivalents	1,084	—		$1,084
	$11,130	$—		$11,130
Cash paid during the period for:
Income taxes	$2,927	$—		$2,927
Interest	$10,102	$—		$10,102

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$24,744	$970		$25,714
Items not affecting cash
Restricted share or trust unit expense	691	—		691
Write-off of landfill development assets	77	—		77
Accretion of landfill closure and post-closure costs	1,517	—		1,517
Amortization of intangibles	14,509	—		14,509
Amortization of capital assets	37,004	—		37,004
Amortization of landfill assets	27,243	(477)	D	26,766
Interest on long-term debt (deferred financing costs)	1,545	(1,545)	B	—
Net gain on sale of capital assets	(115)	—		(115)
Net gain on financial instruments	(1,171)	—		(1,171)
Deferred income taxes	7,433	231	B,D	7,664
Landfill closure and post-closure expenditures	(2,355)	—		(2,355)
Changes in non-cash working capital items	4,930	(584)	C	4,346
Cash generated from operating activities	116,052	(1,405)		114,647
INVESTING
Acquisitions	(20,640)	—		(20,640)
Restricted cash withdrawals	82	(82)	A	—
Investment in other receivables	(1,278)	—		(1,278)
Proceeds from other receivables	225	—		225
Funded landfill post-closure costs	(381)	—		(381)
Purchase of capital assets	(37,840)	7	D	(37,833)
Purchase of landfill assets	(21,874)	900	D	(20,974)
Proceeds from the sale of capital and landfill assets	3,603	—		3,603
Investment in landfill development assets	(439)	—		(439)
Cash utilized in investing activities	(78,542)	825		(77,717)
FINANCING
Payment of deferred financing costs	(498)	498	B	—
Proceeds from long-term debt	116,774	—		116,774
Repayment of long-term debt	(346,384)	—		(346,384)
Common shares issued, net of issue costs	209,684	—		209,684
Purchase of restricted trust units	(172)	—		(172)
Dividends paid to share and participating preferred shareholders	(18,640)	—		(18,640)
Cash utilized in financing activities	(39,236)	498		(38,738)
Effect of reporting currency translation on cash and cash equivalents	918	—		918
NET CASH OUTFLOW	(808)	(82)		(890)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	82	A	12,020
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$—		$11,130
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,046	$—		$10,046
Cash equivalents	1,084	—		$1,084
	$11,130	$—		$11,130
Cash paid during the period for:
Income taxes	$2,562	$—		$2,562
Interest	$19,613	$—		$19,613

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table reconciles net income reported in accordance with U.S. GAAP to net income reportable in accordance with Canadian GAAP for the three and six month periods ended June 30, 2010 and 2009:

		Three months ended
	Note	2010	2009

Net income in accordance with U.S. GAAP		$19,835	$15,105
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income tax	B	(964)	399
Share based compensation	C	1,548	567
Capitalized interest, net of income taxes	D	(136)	(200)
Net income in accordance with Canadian GAAP		$20,283	$15,871
Basic earnings per share in accordance with Canadian GAAP		$0.22	$0.20
Diluted earnings per share in accordance with Canadian GAAP		$0.22	$0.19
Weighted average shares outstanding (thousands), basic		82,158	70,584
Weighted average shares outstanding (thousands), diluted		93,206	81,721

		Six months ended
	Note	2010	2009

Net income in accordance with U.S. GAAP		$36,545	$24,744
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income tax	B	(515)	659
Share based compensation	C	2,309	584
Capitalized interest, net of income taxes	D	(313)	(273)
Net income in accordance with Canadian GAAP		$38,026	$25,714
Basic and diluted earnings per share in accordance with Canadian GAAP		$0.41	$0.34
Weighted average shares outstanding (thousands), basic		82,138	65,189
Weighted average shares outstanding (thousands), diluted		93,206	76,326

Reconciliation of U.S. to Canadian GAAP - Notes

A. Restricted cash

Under U.S. GAAP, restricted cash is considered an investment that limits the holders’ ability to utilize such amounts.  Under Canadian GAAP, the Company includes restricted cash balances in cash and cash equivalents as its intended use of the cash is deemed to be current.  In addition, deposits and withdrawals of restricted cash amounts under U.S. GAAP are recorded as an investing activity in the consolidated statement of cash flows.  In accordance with the Company’s application of Canadian GAAP, restricted cash amounts were reclassified to cash and cash equivalents on the Company’s condensed consolidated balance sheet.  In addition, restricted cash deposits and withdrawals were reclassified from investing activities on the Company’s condensed consolidated statement of cash flows.

B. Capitalization of deferred financing costs

Under U.S. GAAP, costs to secure or amend long-term debt facilities are deferred and amortized over the term of the underlying debt instrument.  Under Canadian GAAP, the Company has elected to expense all transaction costs, including those related to long-term debt instruments.  To comply with Canadian GAAP, the Company decreased deferred financing costs and equity (deficit, non-controlling interest, and accumulated other comprehensive loss on its condensed consolidated balance sheet and increased financing costs on its condensed consolidated statement of operations and comprehensive income or loss.  Amortization of deferred financing costs recorded to interest expense was also reversed.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The decrease in deferred financing costs results in a lower accounting versus tax basis and lower deferred income tax liability which is recorded to deferred income tax expense on the Company’s condensed consolidated statement of operations and comprehensive income or loss.  In addition, lower deferred financing costs and deferred income tax liability amounts, which are translated to U.S. from Canadian dollars results in a change to the foreign currency translation adjustment amount presented on the Company’s condensed consolidated statement of operations and comprehensive income or loss.

C. Share based compensation

Share based options

Under U.S. GAAP, share appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date until the date of settlement.  The resulting compensation expense is recorded to selling, general and administration expense.  Under Canadian GAAP, changes to share options with share appreciation rights, are recorded to selling, general and administration expense when the quoted market price of the share exceeds the exercise price of the option.

D. Capitalized interest on capital and landfill assets acquired, constructed or developed over time

Under U.S. GAAP, the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest.  Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets have been deducted from interest expense and capitalized to the respective asset.  Capitalized amounts are amortized over the asset’s useful life in accordance with the Company’s applicable accounting policy.  Under Canadian GAAP, the cost of tangible assets may include capitalized interest costs directly attributable to an asset’s acquisition, construction, or development, prior to the asset’s substantial completion or readiness for use, if the company’s accounting policy is to capitalize interest costs.  For the purposes of reporting under Canadian GAAP, the Company has not elected to capitalize interest on tangible assets acquired, constructed or developed over time and has expensed all interest costs incurred.

Under Canadian GAAP, the decrease in recorded landfill and capital asset amounts, resulting from the capitalization of interest net of amortization under U.S. GAAP, results in a lower accounting versus tax basis and lower deferred income tax liability.

E. Non-controlling interest

Adjustments to non-controlling interest on the Company’s consolidated balance sheet relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B through D.

F.  Investment in equity accounted investee

Under U.S. GAAP, investments under joint control are accounted for using the equity method of accounting.  Under Canadian GAAP, investments under joint control are accounted for using proportionate consolidation.  Compliance with the Canadian GAAP standard does not have a significant impact on the condensed consolidated financial statements of the Company and accordingly is not reflected in the reconciliation between U.S. and Canadian GAAP.

G. Deferred income tax assets, liabilities, expense or recovery

Adjustments to deferred income tax assets and liabilities on the Company’s condensed consolidated balance sheet or to deferred income tax expense or recovery on the Company’s condensed consolidated statement of operations and comprehensive income or loss, relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B through D.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In certain circumstances Canadian GAAP requires the measurement of deferred income tax assets and liabilities applying substantively enacted tax rates or laws.  Under U.S. GAAP enacted tax rates or laws are the only measure of a company’s deferred income tax assets and liabilities.  There are no significant differences between the Company’s use of substantively enacted versus enacted tax rates and laws.  Accordingly, no adjustments have been made in respect of this U.S. to Canadian GAAP difference.

Equity

The following table presents U.S. to Canadian GAAP reconciliation items which impact various components of shareholders’ equity and non-controlling interest.

	Note	June 30, 2010	December 31, 2009
Common shares
Stated in accordance with U.S. GAAP		$1,083,839	$1,082,950
Permanent difference recognized on conversion		80,731	80,731
Stated in accordance with Canadian GAAP		$1,164,570	$1,163,681

Restricted shares
Stated in accordance with U.S. and Canadian GAAP		$(3,928)	$(3,928)

Treasury shares
Stated in accordance with U.S. and Canadian GAAP		$—	$—

Contributed surplus/paid in capital
Stated in accordance with U.S. and Canadian GAAP		$2,948	$2,118

Deficit
Stated in accordance with U.S. GAAP		$(202,582)	$(214,898)
Cumulative U.S. to Canadian GAAP differences	B,C,D	(23,458)	(24,764)
Permanent difference recognized on conversion		(80,731)	(80,731)
Stated in accordance with Canadian GAAP		$(306,771)	$(320,393)

Accumulated other comprehensive loss
Stated in accordance with U.S. GAAP		$(84,108)	$(80,710)
Cumulative U.S. to Canadian GAAP differences	B,D	15,533	15,578
Stated in accordance with Canadian GAAP		$(68,575)	$(65,132)

Non-controlling interest
Stated in accordance with U.S. GAAP		$230,302	$230,014
Cumulative U.S. to Canadian GAAP differences	E	(2,193)	(2,362)
Stated in accordance with Canadian GAAP		$228,109	$227,652
Equity stated in accordance with Canadian GAAP		$1,016,353	$1,003,998

New accounting policies requiring adoption

CICA accounting standards that do not require adoption in advance of December 31, 2010, are specifically excluded from the disclosure of new accounting policies requiring adoption.  While the Company has a continuing obligation to report its financial results in accordance with Canadian GAAP, this obligation ceases effective December 31, 2010.  Accordingly, the Company is not required to adopt any Canadian GAAP, or International Financial Reporting Standards, pronouncements as the Company has elected to report its continuing financial results in accordance with U.S. GAAP (Note 3).